June 12, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, D.C. 20549

Attn:	Howard Efron
Jennifer Monick

	RE:	Bally’s Corporation
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed March 15, 2024
File No. 001-38850

Mr. Efron and Ms. Monick:

Bally’s Corporation (the “Company”) submits this letter in response to the comment letter from the Staff of the U.S. Securities and Exchange Commission, dated May 30, 2024 (the “Comment Letter”), with regard to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed on March 15, 2024.

The Company provides the following responses to the Comment Letter. For convenience, the italicized numbered questions set forth below correspond to the comments contained in the Comment Letter.

Form 10-K for the year ended December 31, 2023

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

1.We note you have identified multiple factors that impact your operating results but it does not appear that you have separately quantified each factor. For example purposes only, you state that gaming revenue increased due to organic growth, recent acquisitions and a newly opened temporary casino. When there are multiple factors impacting your operating results, please revise your disclosures to separately quantify the impact from each factor.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that in future filings where the Company identifies multiple factors that materially impact operating results, the Company will separately disclose and quantify, where possible, the extent to which each factor has impacted the Company’s operating results.

Notes to Consolidated Financial Statements
10. Goodwill and Intangible Assets, page 87

2.    We note your disclosure of certain items that are valued on a recurring and non-recurring basis that have utilized level 3 inputs. We note you have provided quantitative information about the significant unobservable inputs for Sinclair Performance Warrants, however, it does not appear that you have provided such quantitative information for other items (e.g., a trademark within the International Interactive segment resulting in impairment in 2023, contingent consideration) that you have identified as utilizing level 3 inputs. Please tell us how you determined it was unnecessary to disclose quantitative information about the significant unobservable inputs for such items in accordance with ASC 820-10-50-2(bbb).

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it will expand its disclosure in future filings to include quantitative information about significant unobservable inputs for items valued on a recurring and non-recurring basis that utilize level 3 inputs in accordance with ASC 820-10-50-2-(bbb).

Specifically, in the Goodwill and Intangible Assets footnote to the Company’s Consolidated Financial Statements beginning with the Company’s Form 10-K for the fiscal year ended December 31, 2024, or for earlier interim periods as applicable, the Company will expand its disclosure to include quantitative information about the significant unobservable inputs used in the fair value measurement of the trademark within the Company’s International Interactive segment resulting in impairment in 2023, with additional language indicated through the following underlined text:

In connection with the annual impairment test, the Company evaluated whether facts and circumstances surrounding its indefinite lived intangible assets remained appropriate. For one indefinite lived trademark in the International Interactive segment, the Company determined that based on a combination of factors regarding the Company’s intended use of the trademark and future uncertainty, that a useful life of 7 years should be applied. The change in useful life required the Company to perform a quantitative test for impairment of the trademark. The fair value of the trademark was determined using a relief from royalty method, which utilized Level 3 inputs and was exceeded by the carrying value, indicating an impairment. Inputs to the valuation included revenue projections derived from the trademark, a discount rate of 15% and a royalty rate of 3%. As such, the Company recorded an impairment loss within the International Interactive segment of $54.0 million related to this trademark intangible asset. The decline in value of the trademark was primarily driven by the change in useful life and the de-emphasis of the trademark for other newer brands in Asia and Rest of World, resulting in a decline in actual and projected revenues attributable to the trademark as compared to when the fair value was determined during the purchase price allocation of the Gamesys acquisition. These charges are recorded within “Impairment charges” in the consolidated statements of operations.

Additionally, in the Business Combinations footnote to the Company’s Condensed Consolidated Financial Statements beginning with the Company’s Form 10-Q for the period ended June 30, 2024, the Company will expand its disclosure to include quantitative information about the significant unobservable inputs used in the fair value measurement of the Company’s contingent consideration, with additional language indicated through the following underlined text:

Total purchase consideration also includes contingent consideration valued at $58.6 million, which is the fair value, under GAAP, of expected cash payments totaling up to $125 million to the seller, based upon future events, which are uncertain. The contingent consideration was recorded at fair value, using discounted cash flow analyses with level 3 inputs, and will be remeasured quarterly, with fair value adjustments recognized in earnings, until the contingencies are resolved. Inputs to this valuation approach include the Company’s estimated probabilities of achieving the conditions for payment, expected terms between 1.5 and 3 years, and discount rates between 7.2% and 7.8%. The settlement of the contingent consideration liabilities will be due to the seller in the event the license agreement is extended or if the Company is successful in its bid for a casino license.

3.     Please clarify for us the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety (Level 1, 2, or 3) for the three gaming licenses within the Casinos & Resorts segment that resulted in impairment during 2023 and the indefinite lived trademark within the International Interactive segment that resulted in impairment in 2022. Please tell us how you complied with ASC 820-10-50- 2(b) or tell us how you determined the disclosure of the level is not necessary. To the extent such items were valued using level 3 inputs, please tell us how you determined it was unnecessary to disclose quantitative information about the significant unobservable inputs for such items in accordance with ASC 820-10-50-2(bbb).

Response:

The three gaming licenses within the Company’s Casinos & Resorts segment that resulted in impairment during 2023 and the indefinite lived trademark within the Company’s International Interactive segment that resulted in impairment in 2022 were each categorized as level 3 measurements as prescribed in ASC 820-10-50-2(b). The Company acknowledges the Staff’s comment and advises the Staff that it will expand its disclosure in future filings to include quantitative information about significant unobservable inputs used in the fair value measurement of these assets in accordance with ASC 820-10-50-2-(bbb).

Specifically, in the Goodwill and Intangible Assets footnote to the Company’s Consolidated Financial Statements beginning with the Company’s Form 10-K for the fiscal year ended December 31, 2024, or for earlier interim periods as applicable, the Company will expand its disclosure to include the level of the fair value hierarchy as well as the quantitative information about the significant unobservable inputs used in the fair value measurement of the three gaming licenses within the Company’s Casinos & Resorts segment, with additional language indicated through the following underlined text:

For three indefinite lived gaming licenses in the Casinos & Resorts segment, the Company determined it had an indicator of impairment based on declines in results compared to those projected when the gaming licenses were originally valued at acquisition. The Company valued the gaming licenses using the Greenfield Method under the income approach which estimates the fair value of the gaming license using a discounted cash flow model with level 3 inputs assuming the Company built a new casino with similar utility to that of the existing casino. The primary inputs to the valuation involve estimating projected revenues and operating cash flows, including terminal growth rates of 3%, estimated construction costs, and pre-opening expenses and is discounted at a rate that reflects the level of risk associated with receiving cash flows attributable to the license, which was 12.5% for these three licenses. The fair values of these gaming licenses were below their respective carrying values and the Company recorded an impairment loss of $76.7 million.

Additionally, the Company will expand its disclosure to include the level of the fair value hierarchy as well as the quantitative information about the significant unobservable inputs used in the fair value measurement of the indefinite lived trademark within the Company’s International Interactive segment that resulted in impairment in 2022, with revised additional language indicated through the following underlined text:

The Company recorded an impairment loss within the International Interactive segment of $73.3 million related to a long-standing indefinite lived trademark acquired as part of the Gamesys acquisition. The fair value of the trademark was determined using a relief from royalty method, which utilized Level 3 inputs and included revenue projections derived from the trademark, a discount rate of 14.5%, royalty rate of 3%, and a terminal growth rate of 3%. These charges are recorded within “Impairment charges” in the consolidated statement of operations.

* * * * * * * *

The Company believes that the information contained in this letter is responsive to the Comment Letter. If you have any questions regarding the foregoing, please do not hesitate to contact me at (401) 475-8476.

Very truly yours,
/s/ Marcus Glover
Marcus Glover
Chief Financial Officer